TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 of IFRS for the three and nine months ended September 30, 2016 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of October 27, 2016. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns several advanced-stage mineral development projects including the New Prosperity gold-copper, Florence copper, Aley niobium, and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Nine months ended
Financial Data	September 30,			September 30,
(Cdn$ in thousands, except for per share amounts)	2016	2015	Change	2016	2015	Change
Revenues	55,964	80,067	(24,103)	169,237	227,886	(58,649)
Earnings from mining operations before depletion
and amortization*	11,566	20,083	(8,517)	8,098	48,679	(40,581)
Earnings (loss) from mining operations	(4,501)	5,963	(10,464)	(35,617)	11,994	(47,611)
Net loss	(15,610)	(17,722)	2,112	(36,509)	(38,911)	2,402
Per share - basic (“EPS”)	(0.07)	(0.08)	0.01	(0.16)	(0.18)	0.02
Adjusted net loss*	(10,423)	(1,586)	(8,837)	(48,264)	(2,419)	(45,845)
Per share - basic (“adjusted EPS”)*	(0.05)	(0.01)	(0.04)	(0.22)	(0.01)	(0.21)
EBITDA*	4,064	3,395	669	7,208	17,358	(10,150)
Adjusted EBITDA*	9,285	19,514	(10,229)	(2,849)	54,140	(56,989)
Cash flows provided by (used for) operations	(7,493)	19,629	(27,122)	(15,810)	49,836	(65,646)

	Three months ended			Nine months ended
Operating Data (Gibraltar - 100% basis)	September 30,			September 30,
	2016	2015	Change	2016	2015	Change
Tons mined (millions)	21.5	27.4	(5.9)	69.2	72.4	(3.2)
Tons milled (millions)	7.4	7.5	(0.1)	22.1	23.3	(1.2)
Production (million pounds Cu)	33.1	40.9	(7.8)	92.6	109.1	(16.5)
Sales (million pounds Cu)	29.8	40.5	(10.7)	90.6	107.8	(17.2)

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Third Quarter 2016 Highlights

  Adjusted EBITDA* increased by $16.9 million to $9.3 million in the third quarter and earnings from mining operations before depletion and amortization* increased by $14.7 million to $11.6 million, as compared to the second quarter of 2016;

  Third quarter GAAP net loss was $15.6 million compared to a net loss of $19.4 million in the second quarter of 2016;

  Site operating costs, net of by-product credits* were US$1.58 per pound produced and total operating costs (C1)* were US$1.89 per pound produced, both a significant improvement over the second quarter of 2016 costs of US$1.74 per pound and US$2.07 per pound, respectively;

  Site operating cost per ton milled* was CAD$9.47, lower than the second quarter of 2016 result of CAD$9.67;

  Copper production at Gibraltar was 33.1 million pounds and sales volumes were 29.8 million pounds (100% basis), resulting in increased copper concentrate inventory levels;

  On July 20, 2016, Taseko announced that the British Columbia Environmental Assessment Office is proceeding with Taseko’s request to amend the environmental assessment certificate for its New Prosperity Project;

  On August 2, 2016, Taseko announced the receipt from the Arizona Department of Environmental Quality (“ADEQ”) of the permit that authorizes the construction and operation of a test facility for its Florence Copper Project;

  On August 9, 2016, Taseko announced that it has acquired new mineral claims which are adjacent to existing Gibraltar claims. In total, these new claims represent nearly 6,000 acres of land located approximately two kilometres to the northwest of the Extension Zone which forms part of Gibraltar’s mineral reserves and resources;

  On September 20 2016, Taseko announced the discovery of a new high grade copper zone northwest of the perimeter of the Extension Pit at Gibraltar; and

  In September 2016, the Company acquired copper put options for a total of 20 million pounds with maturities between October 2016 and January 2017 at a strike price of US$2.10 per pound.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating Data (100% basis)	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Tons mined (millions)	21.5	26.2	21.5	21.3	27.4
Tons milled (millions)	7.4	7.2	7.5	7.3	7.5
Strip ratio	1.0	2.4	1.7	2.4	2.3
Site operating cost per ton milled (CAD$)	$9.47	$9.67	$9.59	$9.41	$10.36
Copper concentrate
Grade (%)	0.259	0.252	0.228	0.269	0.308
Recovery (%)	85.9	84.1	84.4	84.9	87.4
Production (million pounds Cu)	33.1	30.6	28.8	33.1	40.5
Sales (million pounds Cu)	29.8	30.3	30.5	33.7	40.5
Inventory (million pounds Cu)	5.4	2.1	1.9	3.4	3.9
Silver (in copper concentrate)
Production (thousand ozs Ag)	67	62	58	65	92
Sales (thousand ozs Ag)	54	59	57	63	90
Copper cathode
Production (million pounds)	-	-	-	-	0.4
Sales (million pounds)	-	-	-	-	0.6
Molybdenum concentrate
Production (thousand pounds Mo)	185	-	-	-	85
Sales (thousand pounds Mo)	103	-	-	-	233
Per unit data (US$ per pound produced)*
Site operating costs*	$1.64	$1.77	$1.81	$1.55	$1.45
By-product credits*	(0.06)	(0.03)	(0.03)	(0.03)	(0.03)
Site operating, net of by-product credits*	$1.58	$1.74	$1.78	$1.52	$1.42
Off-property costs	0.31	0.33	0.33	0.33	0.34
Total operating costs (C1)*	$1.89	$2.07	$2.11	$1.85	$1.76

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Third quarter results

During the third quarter of 2016, Gibraltar milled 7.4 million tons of ore. A total of 21.5 million tons were mined during the quarter, and 3.3 million tons of ore was added to stockpile which resulted in a strip ratio of 1.0 for the period. Backfilling of a mined out section of the Granite Pit commenced in mid-March and resulted in highly productive short waste hauls through to the middle of the third quarter. Earlier in the year, a decision was made to take advantage of the higher productivities and mine additional waste tons instead of idling equipment. The additional waste stripping provided access to higher grade ore earlier than originally planned, and copper head grade for the month of September was 0.28% .

Copper recovery increased in the third quarter to 85.9% as a result of improved operating practices and higher head grade. Copper recovery continues to be an area of focus for management.

Site operating cost per ton milled* was CAD$9.47 in the third quarter of 2016 which is in line with the previous three quarters. Cost control initiatives implemented during 2015, including mine plan modifications to reduce waste stripping requirements, workforce reductions and vendor initiatives, have continued to benefit operating costs in 2016.

Site operating costs per pound produced* decreased to US$1.58 in the third quarter of 2016 from US$1.74 in the second quarter of 2016 primarily as a result of increased copper production.

Long-term contracts for ocean freight and treatment and refining costs contributed to reduced off-property costs of US$0.31 per pound produced, down from US$0.34 per pound in the third quarter of 2015. The Company’s off-property costs are driven by sales volumes rather than production and sales volumes were lower than production volumes in the third quarter of 2016.

Total operating costs (C1) per pound* decreased to US$1.89 from US$2.07 in the second quarter of 2016 as a result of increased copper production.

GIBRALTAR OUTLOOK

Gibraltar’s copper production for the year is expected to be in the range of 130 to 140 million pounds. Average head grade is expected to be approximately 0.30% for the fourth quarter, and the higher head grade is expected to continue into 2017.

Overall, Gibraltar has achieved a stable level of operations consistent with the updated reserve model published in 2015 and the Company continues to focus on further improvements to operating practices to reduce unit costs. Total operating costs per pound produced (C1)* are also expected to decline as copper head grade and copper production increases. During September 2016, the molybdenum circuit at Gibraltar was successfully restarted, and will result in increased by-product credits in future periods.

The Canadian dollar is expected to remain at a substantial discount to the US dollar, and a weak Canadian dollar would contribute to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. In light of current market conditions, the Company has taken a prudent approach and minimized spending on development projects. Total expenditures on projects in the third quarter of 2016 consisted of $1.4 million at the Florence Copper project, $0.5 million on New Prosperity, and $0.4 million on the Aley Project.

Florence Copper Project

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant.

The Company has continued to work with the Arizona Department of Environmental Quality (“ADEQ”) in connection with the amendment to the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency in connection with the Underground Injection Control (“UIC”) permit. These are the two remaining permits required for construction and operation of the PTF. On August 2, 2016, the Company announced the receipt from the ADEQ of the APP permit. This permit was issued following a public comment period earlier this year, and confirms the ADEQ has completed its substantive review and is satisfied with the conditions under which the PTF can operate. The timing of the UIC permit is somewhat uncertain; however, the Company’s expectation is that this last required permit will be forthcoming shortly.

In addition to permitting work, the Company’s technical team has been making significant progress optimizing the extraction process as well as metallurgical testing. We believe the new data will not only validate the data in the prefeasibility study completed in April 2013, but also improve the economics of the project.

New Prosperity Project

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

On July 20, 2016, Taseko announced that the British Columbia Environmental Assessment Office is proceeding with Taseko’s request to amend the environmental assessment certificate for its New Prosperity Project. In addition, Taseko has filed a Notice of Work (“NOW”) with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act. Taseko looks forward to working with the six local Tsilhqot’in First Nation bands as represented by the Tsilhqot’in National Government on the consultative and substantive aspects of the NOW as per the terms in the 2012 settlement agreement.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

A key factor that impacted copper prices in 2015 and into 2016 was the economic slowdown in China resulting in lower copper demand growth.

The average price of London Metals Exchange (“LME”) copper was US$2.16 per pound in the third quarter of 2016, which was slightly higher than the prior quarter and about 9% lower than the third quarter of 2015. Approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and unit production costs, which are reported in US dollars per pound.

FINANCIAL PERFORMANCE

Earnings

The Company realized a net loss of $15.6 million ($0.07 loss per share) for the three months ended September 30, 2016, compared to net loss of $17.7 million ($0.08 loss per share) for the same period in 2015. The change was primarily due to a lower foreign exchange loss partially offset by reduced operating margins as a result of lower copper production and lower realized copper prices.

Earnings from mining operations before depletion and amortization* was $11.6 million for the three month period ended September 30, 2016 compared to earnings from mining operations before depletion and amortization of $20.1 million for the same prior period in 2015. The lower earnings were a result of the decline in copper prices and lower copper production.

For the nine month period ended September 30, 2016 the Company realized a net loss of $36.5 million ($0.16 loss per share), compared to a net loss $38.9 million ($0.18 loss per share) for the same period in 2015. The change in net loss in the current nine month period was primarily due to the unrealized foreign exchange gain on the Company’s US dollar denominated debt, partially offset by the increased loss from mining operations.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
Net loss	(15,610)	(17,722)	2,112	(36,509)	(38,911)	2,402
Unrealized (gain) loss on derivatives	50	(64)	114	1,041	2,177	(1,136)
Unrealized foreign exchange (gain) loss	5,090	15,764	(10,674)	(16,587)	34,186	(50,773)
Write-down of marketable securities	-	419	(419)	-	419	(419)
Other non-recurring expenses	81	-	81	5,489	-	5,489
Estimated tax effect of adjustments	(34)	17	(51)	(1,698)	(290)	(1,408)
Adjusted net loss*	(10,423)	(1,586)	(8,837)	(48,264)	(2,419)	(45,845)

*Non-GAAP performance measure. See page 19 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings.

In the nine months ended September 30, 2016, the Canadian dollar strengthened in comparison to the prior period end resulting in an unrealized foreign exchange gain of $16.6 million. The unrealized foreign exchange gain was primarily driven by the translation of the Company’s US dollar denominated debt.

Other non-recurring expenses relates to other financing costs and the special shareholder meeting costs. For the nine month period ended September 30, 2016, the Company has incurred total costs of approximately $5.5 million on legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
Copper in concentrate	60,515	86,943	(26,428)	184,025	244,511	(60,486)
Copper cathode	-	1,242	(1,242)	-	2,211	(2,211)
Total copper revenue	60,515	88,185	(27,670)	184,025	246,722	(62,697)
Molybdenum concentrate	711	304	407	711	5,114	(4,403)
Silver contained in copper concentrate	1,128	1,010	118	2,970	2,749	221
Total gross revenue	62,354	89,499	(27,145)	187,706	254,585	(66,879)
Less: treatment and refining costs	(6,390)	(9,432)	3,042	(18,469)	(26,699)	8,230
Revenue	55,964	80,067	(24,103)	169,237	227,886	(58,649)

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	21,551	29,336	(7,785)	65,508	77,985	(12,477)
Copper cathode	-	431	(431)	-	763	(763)
Total copper sales	21,551	29,767	(8,216)	65,508	78,748	(13,240)
Average realized copper price (US$ per pound)	2.15	2.26	(0.11)	2.13	2.49	(0.36)
Average LME copper price (US$ per pound)	2.16	2.39	(0.23)	2.14	2.58	(0.44)
Average exchange rate (US$/CAD)	1.30	1.31	(0.01)	1.32	1.26	0.06

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the first three and nine months of 2016 decreased by $27.7 million and $62.7 million, respectively, compared to the same periods in 2015, primarily due to the decrease in copper sales volumes and lower realized copper prices. The Company’s average realized copper price for the three and nine months ended September 30, 2016 are in line with average LME copper prices.

The decrease in the US dollar realized price of copper was partially offset by the impact of the weaker Canadian dollar in the first nine months of 2016. During the three and nine months ended September 30, 2016, revenues include $0.3 million and $0.8 million, respectively, of unfavorable adjustments to provisionally priced copper concentrate.

The molybdenum circuit was restarted in September 2016 and the Company recognized molybdenum revenue of $0.7 million during the third quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
Site operating costs	52,930	58,348	(5,418)	159,146	174,123	(14,977)
Transportation costs	3,544	4,415	(871)	11,149	13,271	(2,122)
Changes in inventories of finished goods and ore stockpiles	(12,076)	(2,779)	(9,297)	(9,156)	(8,187)	(969)
Production costs	44,398	59,984	(15,586)	161,139	179,207	(18,068)
Depletion and amortization	16,067	14,120	1,947	43,715	36,685	7,030
Cost of sales	60,465	74,104	(13,639)	204,854	215,892	(11,038)
Site operating costs per ton milled*	$9.47	$10.36	($0.89)	$9.58	$9.97	($0.39)

*Non-GAAP performance measure. See page 19 of this MD&A

Site operating costs in the three and nine months ended September 30, 2016 both decreased by 9% from the same periods in 2015, due to cost control initiatives which were implemented during 2015, including the mine plan modifications, workforce reductions and vendor initiatives.

Depletion and amortization in the three and nine months ended September 30, 2016 increased by 14% and 19%, respectively, from the same periods in 2015, primarily due to the increased amortization of capitalized stripping costs. Also certain plant and equipment is depreciated based on a units-of-production basis, as a result, copper production factors into the amortization charge being recognized in the respective periods.

Other operating (income) expenses

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2016	2015	Change	2016	2015	Change
General and administrative	2,347	2,842	(495)	9,198	10,794	(1,596)
Share-based compensation	249	272	(23)	2,242	1,546	696
Exploration and evaluation	479	157	322	1,728	692	1,036
Realized (gain) loss on derivative instruments	(18)	(1,216)	1,198	986	(14,469)	15,455
Unrealized (gain) loss on derivative instruments	50	(64)	114	1,041	2,177	(1,136)
Other (income) expenses:
Special shareholder meeting costs	81	-	81	4,873	-	4,873
Other financing costs	-	-	-	616	-	616
Write-down of marketable securities	-	419	(419)	-	419	(419)
Other income	(264)	(502)	238	(1,013)	(1,367)	354
	2,924	1,908	1,016	19,671	(208)	19,879

General and administrative costs have decreased for the nine months ended September 30, 2016 compared to the same periods in 2015, primarily due to the Company’s cost reduction initiatives.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Share-based compensation decreased for the third quarter of 2016 compared to the third quarter of 2015, primarily due to the timing of grants of share-based compensation to directors, executives and employees.

Exploration and evaluation costs for the three and nine months ended September 30, 2016, represent costs associated with the New Prosperity and Aley projects.

During the nine months ended September 30, 2016, the Company recognized a realized loss of $0.1 million from copper put options. The realized gain in the first nine months of 2015 primarily relates to the sale/early settlement of copper put options that settled in-the-money and from the sale of copper put options that were scheduled to mature between February and June 2015.

Other expenses have increased for the nine months ended September 30, 2016 compared to the same prior periods in 2015. The increase relates to legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

Finance income and expenses

Finance expenses for the three months ended September 30, 2016 increased by $1.1 million over the third quarter of 2015. The increase relates to interest expense and amortization of finance costs on the new senior secured credit facility, offset by lower interest expense on capital leases and equipment loans.

For the nine months ended September 30, 2016 finance expenses increased by $2.5 million over the prior year, due primarily to additional interest and financing costs on the new senior secured facility.

Finance income is primarily comprised of income earned on the reclamation deposits.

Income tax

	Three months ended				Nine months ended
	September 30,				September 30,
(Cdn$ in thousands)	2016	2015		Change	2016	2015	Change
Current tax expense	-	340		(340)	-	794	(794)
Deferred tax recovery	(4,330)	(247)		(4,083)	(23,574)	(1,295)	(22,279)
	(4,330)	93		(4,423)	(23,574)	(501)	(23,073)
Effective tax rate	21.7%	(0.5%	)	22.2%	39.2%	1.3%	37.9%
Canadian statutory rate	26%	26%		-	26%	26%	-
B.C. Mineral tax rate	9.62%	9.62%		-	9.62%	9.62%	-

The effective tax rate for the three and nine months ended September 30, 2016 was 21.7% and 39.2%, respectively, compared to the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for B.C. Mineral tax, and the partial reversal of the previously unrecognized tax benefits related to foreign exchange.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at	As at
	September 30,	December 31,
(Cdn$ in thousands)	2016	2015	Change
Cash and equivalents	64,117	68,521	(4,404)
Other current assets	71,032	57,039	13,993
Property, plant and equipment	776,613	794,758	(18,145)
Other non-current assets	70,207	69,876	331
Total assets	981,969	990,194	(8,225)
Other current liabilities	39,645	35,650	3,995
Debt:
Curis secured loan	-	42,877	(42,877)
Senior secured credit facility	85,190	-	85,190
Capital leases and secured equipment loans	35,667	48,449	(12,782)
Senior notes	260,024	273,876	(13,852)
Other liabilities	230,410	219,002	11,408
Total liabilities	650,936	619,854	31,082
Equity	331,033	370,340	(39,307)
Net debt	325,269	296,681	20,083
Total common shares outstanding (millions)	221.8	221.8	-

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

On February 1, 2016, the Curis senior secured loan with RK Mine Finance Trust was repaid using the proceeds from the new secured credit facility. Overall debt increased by $15.7 million, due to the proceeds from the new secured credit facility, partially offset by repayments of capital leases and equipment loans and by foreign exchange adjustments on the Company’s US dollar denominated debt.

Other liabilities increased to $230.4 million mainly due to derivative liabilities associated with the new credit facility, BC hydro payment deferrals, and the provision for environmental rehabilitation (“PER”), partially offset by a decrease in the deferred tax liability.

The change in the provision for environmental rehabilitation is driven by changes in inflation and discounts rates during the nine months ended September 30, 2016. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 1.66% at September 30, 2016 from 2.15% at December 31, 2015. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in discount rates.

As at October 27, 2016, there were 221,835,638 common shares outstanding. In addition, there were 12,052,000 director and employee stock options and 4,000,000 warrants outstanding at October 27, 2016. More information on these instruments and the terms of their exercise is set out in Notes 12(b) and 14 of the September 30, 2016 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At September 30, 2016, the Company had cash and equivalents of $64.1 million, a $4.4 million decrease over the $68.5 million reported at December 31, 2015. The Company maintained a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business. Due to low copper prices, lower than average head grades at the Gibraltar Mine and working capital adjustments, the Company had net cash outflows of $25.6 million from all operating and investing activities during the first nine months of 2016. This cash outflow was offset by proceeds from the new senior secured credit facility which the Company entered into in January 2016. Copper head grades have improved in September and October and are expected to remain at higher levels into 2017, and as a result, copper production and cash flows are expected to improve significantly over the next year. At current copper prices, we expect that positive cash flows from Gibraltar Mine operations, combined with existing cash on hand, will provide sufficient liquidity to fund the Company’s working capital requirements and debt service obligations for the next year.

The Company has significant debt maturities in 2019, as the US$70 million senior secured credit facility and the US$200 million senior notes will both mature in that year. At current copper prices, cash flows from operations may not be sufficient to meet these debt repayment obligations and the Company may need to arrange refinancing prior to the debt maturities in March and April 2019. To address these financing requirements the Company may seek to raise additional capital through debt or equity financings, asset sales (including joint ventures or royalties), by renegotiating terms with existing lenders or note holders, or by redeeming or repurchasing senior notes on the market. From time to time, the Company evaluates these alternatives (based on a number of factors including the prevailing market prices of the senior notes, our liquidity requirements, covenant restrictions and other factors) in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in capital projects, debt obligations, and other uses of capital. Changes in metal prices and cash flow can also impact the Company’s compliance with the minimum working capital covenant in the senior secured credit facility. To partially mitigate these risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Third quarter cash flows

Cash flow used by operations during the third quarter of 2016 was $7.5 million compared to $19.6 million cash flow provided in the third quarter of 2015. Operating cash flows in the third quarter of 2016 were impacted by non-cash working capital adjustments of negative $20.3 million, which relate to a $7.2 million increase in accounts receivable, a $6.2 million increase in copper concentrate inventory, and a $5.7 million increase in ore stockpile inventory.

Cash used for investing activities during the third quarter of 2016 was $5.6 million compared to $7.5 million used in the third quarter of 2015. Investing activities in the third quarter of 2016 included $2.5 million incurred on capital expenditures for Gibraltar, $0.2 million for capitalized stripping costs, $1.7 million in development costs for the Florence and Aley projects, and $1.8 million purchase of copper put options, partially offset by the $0.6 million in proceeds from settlement of copper put options.

Cash used for financing activities during the third quarter of 2016 includes payments for capital leases and equipment loans totaling $5.1 million.

Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility Agreement (the “Credit Facility”) with an affiliate of Red Kite. The Credit Facility consists of an initial tranche of US$33.2 million which has been used to repay the Curis secured loan, and the remainder of the Credit Facility was drawn down in the second quarter of 2016, and is available to the Company for general corporate purposes. Amounts drawn under the Credit Facility accrue interest at a rate of Libor plus 7.5% (subject to a minimum Libor of 1%), with principal and all accrued interest due at maturity. The Credit Facility matures on March 29, 2019, as the Company exercised its option and paid an extension fee in June 2016. The Credit Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no standby or commitment fees on the undrawn portion of the facility.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In connection with the Credit Facility, the Company has issued a call option to Red Kite for 7,500 mt of copper (“Copper Call Option”). The Copper Call Option strike price is US$2.04 per pound and payment will be made by Taseko in March of 2019 based on the average copper price during the month of March 2019 (subject to a maximum amount of US$15 million). The Company has also issued warrants that allow Red Kite to acquire 4 million common shares of the Company. The warrants have an exercise price of C$0.51 per common share and are exercisable at any time until May 9, 2019.

The Credit Facility is repayable without penalty at any time and does not impose any off-take obligations on the Company. The Credit Facility is secured by a first priority charge over Taseko’s assets, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$20 million. The Company’s balance of working capital (as defined in the Credit Facility agreement) was approximately US$29 million at September 30, 2016. As at September 30, 2016 and the date of this MD&A, the Company is in compliance with all loan covenants.

Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes (the “Notes”). The Notes mature on April 15, 2019, and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The Notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. After April 15, 2016, the Notes are redeemable by the Company at a price equal to 101.938%, and the redemption price declines to 100% in April 2017. The Notes are also repayable upon a change of control at a price of 101%. There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other payment restrictions.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper price outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the nine months ended September 30, 2016, the Company spent $2.8 million to purchase copper put options. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At October 27, 2016
Copper put options	20 million lbs	US$2.10	October 2016 to January 2017	$1.2 million

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Commitments and contingencies Commitments

At September 30, 2016, the Company’s share of operating commitments totalled $18.6 million and outstanding capital commitments of $0.7 million.

Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at September 30, 2016, this debt totaled $35.7 million on a 75% basis.

SUMMARY OF QUARTERLY RESULTS

		2016			2015			2014
(Cdn$ in thousands,
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	55,964	55,090	58,183	61,412	80,067	92,754	55,065	58,270
Net earnings (loss)	(15,610)	(19,384)	(1,515)	(23,441)	(17,722)	4,017	(25,206)	(26,427)
Basic EPS	(0.07)	(0.09)	(0.01)	(0.10)	(0.08)	0.02	(0.11)	(0.13)
Adjusted net earnings (loss)*	(10,423)	(19,758)	(18,083)	(13,112)	(1,586)	1,601	(2,434)	(20,983)
Adjusted basic EPS*	(0.05)	(0.09)	(0.08)	(0.06)	(0.01)	0.01	(0.01)	(0.10)
EBITDA*	4,064	(7,858)	11,002	(9,162)	3,395	25,959	(11,996)	(13,397)
Adjusted EBITDA*	9,285	(7,642)	(4,492)	1,415	19,514	23,402	11,224	(8,355)

(US$ per pound, except where indicated)
Realized copper price*	2.15	2.13	2.12	2.01	2.26	2.66	2.57	2.82
Total operating costs*	1.89	2.07	2.11	1.85	1.76	1.97	2.39	2.77
Copper sales (million pounds)	22.4	22.8	22.9	25.0	30.4	30.6	19.1	19.6

*Non-GAAP performance measure. See page 19 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices and foreign exchange rates that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and due to grades and recovery which affect the volume available for sale.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.5 of the 2015 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stockpiles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements, as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key executive officers. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (refer to Note 14 of the unaudited condensed consolidated interim financial statements).

During the three and nine month periods ended September 30, 2016, the Company incurred total compensation expenses of $1.4 million and $7.5 million, respectively for its key management personnel compared to $2.0 million and $6.3 million in the corresponding prior year periods.

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. ("HDSI"), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. The terms and conditions of the transactions are similar to, or more favorable than, transactions conducted on an arm’s length basis.

During the third quarter of 2016, the Company incurred total costs of $0.3 million (2015 - $0.3 million) in transactions with HDSI. Of these, $0.1 million (2015 - $0.1 million) related to administrative, legal, exploration and tax services, $0.1 million related to reimbursements of office rent costs (2015 - $0.1 million), and $0.1 million (2015 - $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended		Nine Months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2016	2015	2016	2015
Cost of sales	60,465	74,104	204,854	215,892
Less:
Depletion and amortization	(16,067)	(14,120)	(43,715)	(36,685)
Net change in inventory	12,076	2,779	9,156	8,187
Transportation costs	(3,544)	(4,415)	(11,149)	(13,271)
Site operating costs	52,930	58,348	159,146	174,123
Less by-product credits:
Molybdenum	(508)	(304)	(508)	(5,114)
Silver	(1,128)	(1,010)	(2,970)	(2,749)
Site operating costs, net of by-product credits	51,294	57,034	155,668	166,260
Total copper produced (thousand pounds)	24,838	30,710	69,426	81,840
Total costs per pound produced	2.06	1.86	2.24	2.03
Average exchange rate for the period (CAD/USD)	1.30	1.31	1.32	1.26
Site operating costs, net of by-product credits
(US$ per pound)	1.58	1.42	1.69	1.61
Site operating costs, net of by-product credits	51,294	57,034	155,668	166,260
Add off-property costs:
Treatment and refining costs	6,187	9,432	18,266	26,699
Transportation costs	3,544	4,415	11,149	13,271
Total operating costs	61,025	70,881	185,083	206,230
Total operating costs (C1) (US$ per pound)	1.89	1.76	2.02	2.00

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net loss	(15,610)	(17,722)	(36,509)	(38.911)
Unrealized (gain) loss on derivatives	50	(64)	1,041	2,177
Unrealized foreign exchange (gain) loss	5,090	15,764	(16,587)	34,186
Write-down of marketable securities	-	419	-	419
Other non-recurring expenses*	81	-	5,489	-
Estimated tax effect of adjustments	(34)	17	(1,698)	(290)
Adjusted net loss	(10,423)	(1,586)	(48,264)	(2,419)
Adjusted EPS	(0.05)	(0.01)	(0.22)	(0.01)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;

TASEKO MINES LIMITED
Management’s Discussion and Analysis

  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net loss	(15,610)	(17,722)	(36,509)	(38,911)
Add:
Depletion and amortization	16,066	14,140	43,799	36,751
Amortization of stock-based compensation	253	293	2,300	1,643
Finance expense	7,964	6,881	21,979	19,490
Finance income	(279)	(290)	(787)	(1,114)
Income tax expense (recovery)	(4,330)	93	(23,574)	(501)
EBITDA	4,064	3,395	7,208	17,358
Adjustments:
Unrealized (gain) loss on derivative instruments	50	(64)	1,041	2,177
Unrealized foreign exchange (gain) loss	5,090	15,764	(16,587)	34,186
Write-down of marketable securities	-	419	-	419
Other non-recurring expenses*	81	-	5,489	-
Adjusted EBITDA	9,285	19,514	(2,849)	54,140

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Earnings (loss) from mining operations	(4,501)	5,963	(35,617)	11,994
Add:
Depletion and amortization	16,067	14,120	43,715	36,685
Earnings from mining operations before
depletion and amortization	11,566	20,083	8,098	48,679

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Site operating costs per ton milled

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Site operating costs (included in cost of sales)	52,930	58,348	159,146	174,123

Tons milled (thousands) (75% basis)	5,587	5,631	16,611	17,472
Site operating costs per ton milled	$9.47	$10.36	$9.58	$9.97